UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                                 BLUEFLY, INC.
                        -------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                ----------------------------------------------
                         (Title of Class of Securities)

                                   096227103
                        -------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2003
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 23 Pages
                             Exhibit Index: Page 13

CUSIP No. 096227103                                           Page 2 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  46,914,240
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,914,240
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,914,240

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            89.1%

14       Type of Reporting Person (See Instructions)

                  OO; IV

CUSIP No. 096227103                                           Page 3 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,914,240
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,914,240
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,914,240

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            89.1%

14       Type of Reporting Person (See Instructions)

                  PN; IA

CUSIP No. 096227103                                           Page 4 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,914,240
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,914,240
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,914,240

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            89.1%

14       Type of Reporting Person (See Instructions)

                  OO

CUSIP No. 096227103                                           Page 5 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,914,240
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,914,240
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,914,240

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            89.1%

14       Type of Reporting Person (See Instructions)

                  OO; IA

CUSIP No. 096227103                                           Page 6 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,535,123
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,535,123
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,535,123

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            12.4%

14       Type of Reporting Person (See Instructions)

                  OO

CUSIP No. 096227103                                           Page 7 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  48,449,363
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    48,449,363
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            48,449,363

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            89.7%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 8 of 23 Pages


          This Amendment No. 18 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 18 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 18 is being filed by the Reporting Persons to report, among other things, that QIP (as defined herein) agreed to amend the terms of the Reimbursement Agreement with the Issuer to increase the amount and extend the terms of the Standby Letter of Credit as described herein. In connection with this agreement, QIP and SFM Domestic Investments (as defined herein) each received from the Issuer warrants to purchase Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)       Quantum Industrial Partners LDC ("QIP");

          (ii)      QIH Management Investor, L.P. ("QIHMI");

          (iii)     QIH Management LLC ("QIH Management");

          (iv)      Soros Fund Management LLC ("SFM LLC");

          (v)       SFM Domestic  Investments LLC ("SFM Domestic  Investments");
                    and

          (vi)      Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.   Source and Amount of Funds or Other Consideration

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          In consideration for and as a condition to QIP's agreement to increase the amount of the Standby Letter of Credit (as defined herein) from $1.5 million to $2.0 million and to extend the term of the Standby Letter of Credit until November 15, 2004, QIP and SFM Domestic Investments each received from the Issuer, among other things, a Standby Extension Warrant (as defined herein). Pursuant to an understanding between QIP and SFM Domestic Investments, SFM Domestic Investments has agreed to reimburse QIP for its proportionate share (based upon QIP's and SFM Domestic Investments' relative ownership in the Issuer) of monies paid by QIP pursuant to the Standby Letter of Credit.

Item 4.   Purpose of Transaction

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                              Page 9 of 23 Pages


Item 5.   Interest in Securities of the Issuer

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

          According to information provided to the Reporting Persons from the Issuer, as of March 19, 2003, 11,240,568 Shares were outstanding.

          (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 46,914,240 Shares (approximately 89.1% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 26,503,095 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 1,274,078 Shares currently issuable upon the conversion of 968.3 shares of Series C Preferred Stock held for the account of QIP, E) 9,092,525 Shares currently issuable upon the conversion of the 6,910.319 shares of Series D Preferred Stock held for the account of QIP, and F) 950,537 Shares issuable upon the exercise of warrants held for the account of QIP,

               (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,535,123 Shares (approximately 12.4% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 172,995 Shares, B) 124,700 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 866,942 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 41,710 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account, E) 297,669 Shares issuable upon the conversion of
226.229 shares of Series D Preferred Stock held for its account, and F) 31,107 Shares issuable upon the exercise of warrants held for its account,

               (iii) Mr. Soros may be deemed the beneficial owner of 48,449,363 Shares (approximately 89.7% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of A) 46,914,240 Shares which may be deemed to be beneficially owned by QIP as described above, and B) 1,535,123 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

          (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 46,914,240 Shares which may be deemed to be beneficially owned by QIP as described above.

                                                             Page 10 of 23 Pages


               (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,535,123 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

               (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 48,449,363 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

          (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since March 14, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On March 17, 2003, the Issuer entered into Amendment #2 to Reimbursement Agreement with QIP ("Amendment #2"), amending the Reimbursement Agreement (a copy of which is incorporated hereto by reference as Exhibit SS to Amendment No. 10 to the Initial Statement. A copy of the form of Amendment #2 is incorporated by reference hereto as Exhibit RRR, and is incorporated herein by reference in response to this Item 6. Pursuant to Amendment #2, the Issuer and QIP amended the Reimbursement Agreement to (1) increase the amount of the Standby Letter of Credit from $1.5 million to $2.0 million, and (2) extend the term of the Standby Letter of Credit until November 15, 2004.

          As partial consideration for and as a condition of QIP's agreement to enter into Amendment #2, and SFM Domestic Investments' agreement to reimburse QIP for its proportionate share (based upon QIP's and SFM Domestic Investments' relative ownership in the Issuer) of monies paid by QIP pursuant to the Standby Letter of Credit, the Issuer agreed to issue warrants to QIP and SFM Domestic Investments granting them the right to subscribe for and purchase an aggregate amount of 25,000 shares. Of this amount, (1) QIP was granted the right to subscribe for and purchase 24,208 Shares and (2) SFM Domestic Investments was granted the right to subscribe for and purchase 792 Shares (collectively, the "Standby Extension Warrants"). A copy of the form of the Standby Extension Warrants is incorporated by reference hereto as Exhibit SSS, and is incorporated herein by reference in response to this Item 6. The exercise price of the Standby Extension Warrants is $0.78 per share. The Standby Extension Warrants are exercisable immediately beginning on March 17, 2003 and expire on March 17, 2013.

                                                             Page 11 of 23 Pages


          The foregoing description of Amendment #2 and the Standby Extension Warrants do not purport to be complete and are qualified in their entirety by the terms of the related documents which are incorporated herein by reference.

          Except as set forth herein, the Reporting Persons do no have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

          The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 23 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2003                    QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /s/ John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management LLC,
                                             its General Partner

                                        By:  Soros Private Funds Management LLC,
                                             its Managing Member

                                        By:  George Soros
                                             its Sole Member

                                        By:  /s/  John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Attorney-in-Fact

                                        QIH MANAGEMENT LLC

                                        By:  Soros Private Funds Management LLC,
                                             its Managing Member

                                        By:  George Soros
                                             its Sole Member

                                        By:  /s/  John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Attorney-in-Fact

                                        SOROS FUND MANAGEMENT LLC

                                        By:  /s/  John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Assistant Counsel

                                        SFM DOMESTIC INVESTMENTS LLC

                                        By:  George Soros
                                             Its Managing Member

                                        By:  /s/  John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Attorney-in-Fact

                                        GEORGE SOROS

                                        By:  /s/  John F. Brown
                                             -----------------------------------
                                             John F. Brown
                                             Attorney-in-Fact

                                                             Page 13 of 23 Pages

                                  EXHIBIT INDEX


RRR.      Form  of   Amendment   No.   2  to   Reimbursement
          Agreement,  dated March 17,  2003,  by and between
          Bluefly, Inc. and Quantum Industrial Partners LDC.....              14

SSS.      Form of Warrant  to  Purchase  Shares of  Bluefly,
          Inc.,  dated  March 17,  2003,  issued to  Quantum
          Industrial Partners LDC...............................              15